Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

February 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide AllianzGI International Growth Fund (originally filed as "Nationwide International Growth Fund") (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on February 11, 2019, with regard to Post-Effective Amendment No. 244 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2018, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Principal Investment Strategies

1.	Comment: Please provide a description of the objective criteria used to identify a foreign market as an emerging market.

Response: The Registrant has added the following disclosure after the second sentence of the first paragraph:

Emerging market countries typically are developing and low- or middle-income countries. Emerging market countries may be found in regions such as Asia, Latin America, Eastern Europe, the Middle East and Africa.

2.	Comment: If the Fund intends to invest principally in a single foreign country, please provide the corresponding disclosure in both Item 4 and Item 9.

Response: As stated in the Prospectus, the Fund is not limited in the percentage of its assets that it may invest in any one country.  However, the Fund currently does not intend to invest principally in a single foreign country.

3.	Comment: Even though the term is defined later in the Prospectus, please consider providing examples of “secular market growth drivers” in the Principal Investment Strategies.

Response: Registrant respectfully declines to add examples of “secular market growth drivers” as the Registrant believes that the inclusion of examples has the potential to mislead investors that such examples are the principal factors considered to the exclusion of other secular market growth drivers.

4.	Comment: Please consider adding additional disclosure describing what the “barriers to entry to defend pricing power over the long-term” are, as this term is unclear as written.

Response: The disclosure has been revised to read as follows:

In evaluating the quality of potential investment targets, the subadviser will consider issuers’ balance sheet strength, long-term competitive position and the presence of obstacles that block competitors from entering the same market (e.g., technological challenges, regulations, and patents, etc.) that enable such issuers to defend pricing power over the long term.

5.	Comment: Please clarify whether American Depository Receipts (ADRs) are sponsored, unsponsored, or both, and provide appropriate risk disclosure.

U.S. Securities and Exchange Commission

Response: The Registrant submits that the requested disclosure regarding depositary receipts is already a part of the discussion of foreign securities risk disclosure under “Risks of Investing in the Fund” on page 9 of the Prospectus.

6.
Comment: Please summarize the Item 9 principal strategies regarding derivatives in Item 4 if the use of strategies is principal to the Fund. If the use of derivatives is not principal to the Fund, please consider removing from Item 9.

Response: The Registrant has updated the disclosure to clarify that the use of derivatives is a non-principal strategy of the Fund. Specifically, the disclosure has been revised to read as follows:

Although the Fund does not invest in derivative instruments as a principal investment strategy and generally does not hedge currency, the Fund may utilize foreign currency exchange contracts, options, stock index futures and other derivative instruments, as well as foreign markets access products such as participatory notes.

7.
Comment: Under “Country or sector risk,” please consider whether the Fund will invest in particular industries. If the Fund plans to invest in particular industries, please add in corresponding disclosure in the principal strategies.

Response: As the Fund does not plan to invest in particular industries, the Registrant has deleted reference to “industries” in “Country or sector risk.”

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire